UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Quarterly Results of Operations

On August 18, 2026, Evogene Ltd. (“Evogene”) announced its financial results for the second quarter ended June 30, 2026.  A copy of the press release announcing those results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Evogene is holding a conference call on August 18, 2026 to discuss its quarterly results for the quarter ended June 30, 2026 and, in connection with that call, will make available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated August 18, 2026 titled “Evogene Reports Second Quarter and First Half 2026 Financial Results”
99.2	Slide Presentation related to Evogene Second Quarter/First Half 2026 Results

Incorporation by Reference

The GAAP financial statements tables contained in the press release attached to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565 and 333-294650), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer